ZEISS CARL ZEISS MEDITEC



05006105

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Our ref.: JB/Mtr
Date: 2005-02-14

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Ad hoc press release	2005-02-01
Press release	2005-02-11
3 Month Report FY 2004/2005	2005-02-11

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations



CARL ZEISS MEDITEC

Carl Zeiss Meditec: Sales and earnings significantly improved in the first quarter

Sales increased by 6.1% despite adverse, US dollar-related currency effects - EBIT up by 10.9%, consolidated net income 14.5% higher than in the previous year - operative cash flow increased by about one third

Jena, 11 February 2005 - In the first quarter of the financial year 2004/2005 (1.10.-31.12.2004) Carl Zeiss Meditec AG (ISIN: DE000531370) continued its positive business development and increased its sales by 6.1% over the previous year. Total sales of the medical technology provider, listed in the Prime Standard at the Deutsche Boerse, amounted to € 61.9 million (previous year: € 58.4 million). This shows that the Company successfully compensated for the adverse currency effects resulting from the ongoing weakness of the US dollar. Had exchange rates remained constant, sales would have increased by 11.9% in comparison to the previous year, to € 65.3 million. "We are most satisfied with the start to the new financial year. The latest acquisitions have scarcely impacted on the first quarter, which shows just how strong our internal potential for growth is," says Ulrich Krauss, President and CEO of Carl Zeiss Meditec.

Earnings before interest and tax (EBIT) also significantly improved by 10.9% over the previous year (€ 6.1 million) to € 6.8 million. Consolidated net income came in even stronger: rising by 16.7% to € 4.0 million (previous year: € 3.5 million), it increased more sharply than sales. Eamings per share rose to € 0.14 (previous year: € 0.12).

Innovative diagnostic systems for ophthalmologists accounted for just under three quarters of Carl Zeiss Meditec's sales (€ 45.8 million). About 17% of the first quarter sales were attributable to laser therapy systems (€ 10.2 million). Services accounted for almost 10% of the Company's sales.

Carl Zeiss Meditec succeeded in considerably expanding its market position in Asia and America in particular. Sales there were up by 31% and 8%

Press Release



CARL ZEISS MEDITEC

respectively, compared to the previous year. America accounted for the majority of Carl Zeiss Meditec's total sales. At 54%, the Company posted over half its sales there. The remaining sales were distributed almost equally amongst Asia and Europe.

Thanks to the positive development of the net income and the continuing reduction of trade receivables, the operative cash flow was about a third higher than in the equivalent period last year. It amounted to € 6.6 million (previous year: € 5.0m).

As of 31 December 2004 the Carl Zeiss Meditec Group employed a workforce of 897 (previous year: 800).

"Carl Zeiss Meditec aims to hold steadfastly to its current course of profitable growth in this financial year", announced President and CEO Ulrich Krauss. During the course of the last financial year Carl Zeiss Meditec successfully put into place the right internal conditions for expanding its business. The Company has taken advantage of attractive external growth options with its recent acquisitions of the US glaucoma specialist Laser Diagnostic Technologies, Inc., the surgery business of Carl Zeiss in Japan and the French eye surgery company IOLTECH S.A. By taking these steps Carl Zeiss Meditec has considerably improved its position in different ophthalmic market segments and in lucrative national markets. At the same time, the market to which Carl Zeiss Meditec now has access has almost doubled in size. "Overall, in the last few months we have moved a good deal closer to reaching our goals of doubling our 2002/2003 sales by 2007/2008 and increasing our profitability," said Krauss.



CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

31 percent of the Carl Zeiss Meditec shares are free float holdings. The remaining 69 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release


ZEISS

CARL ZEISS MEDITEC


IOLTECH

Carl Zeiss Meditec: Acquisition of IOLTECH majority holding closed *(ad hoc)*

Carl Zeiss Meditec now holds 62.69 percent of shares in French ophthalmic surgery specialist – Takeover bid to be presented to remaining IOLTECH shareholders - Squeeze-out intended– Start of integration – Position in field of ophthalmic surgery to be further expanded

(Jena, Germany / La Rochelle, France – 1 February 2005) Carl Zeiss Meditec AG – supplier of medical technology listed in the Prime Standard at the German Stock Exchange – closed the transaction of acquiring a 62.69 percent shareholding in the French ophthalmic surgery specialist IOLTECH this morning. The preconditions for the closing, such as the approval of the transaction by the German anti-trust authority, have been fulfilled completely. Carl Zeiss Meditec and IOLTECH's main shareholder, Philippe Tourrette, first announced the signature of an agreement relating to this transaction on 17 December 2004.

IOLTECH, which is listed on the *Second Marché* at the Paris Stock Exchange, specializes in the production and distribution of intra-ocular lenses (IOL). The purchase price paid to the majority shareholder is based on a value of about € 110 million for 100% of the IOLTECH shares, equivalent to € 91.78 per IOLTECH share. This represents a premium of 15.6 percent on the average weighted IOLTECH share price in the three months prior to the announcement of the takeover decision.

Carl Zeiss Meditec AG intends a complete takeover of IOLTEC. To this end, by the end of February 2005 Carl Zeiss Meditec will be submitting a cash bid of the same price (€ 91.80 per share) to the remaining IOLTECH shareholders. If holding at least 95 percent of IOLTECH's voting rights after this bid, Carl Zeiss Meditec AG will file a buy-out offer followed by a mandatory squeeze out of the remaining shareholders of IOLTECH. The terms of both bids, however, are subject to the approval of the French securities commission AMF *(Autorité des Marchés Financiers).*

The way is now clear to merge IOLTECH's recognized high level of expertise in the surgical treatment of cataracts with Carl Zeiss Meditec's know-how in the diagnosis and post-operative treatment of eye diseases at an operative level. A special integration team consisting of experts from both companies will shortly be taking up its work.

Contact:

Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Telefon +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-Mail: investors@meditec.zeiss.com
IOLTECH Laboratoires s.a., Annabelle Bretaudeau, 10, avenue Paul Langevin, 17180 Perigny/Frankreich, Telefon: +33 546 44 85 50, Fax: +33 546 44 08 05

3 Month Report

2004/2005



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CARL ZEISS MEDITEC

The first quarter 2004/2005

The key results at a glance



- Sales roughly 6% higher than previous year despite ongoing unfavourable exchange rate fluctuations – currency adjusted by approx. 12%
- Significantly improved net income and improvement of net working capital increase operative cash flow
- Acquisitions will take effect completely from 2nd quarter

Overview of business development

	3 Month Report 2004/2005	3 Month Report 2003/2004	Change
Consolidated sales	61,938	58,403	+6.1%
Gross margin	45.6%	43.7%	+1.9%-pts.
Earnings before interest and taxes (EBIT)	6,808	6,138	+10.9%
EBIT margin	11.0%	10.5%	+0.5%-pts.
Consolidated net income	4,015	3,507	+14.5%
Return on sales	6.5%	6.0%	+0.5%-pts.
Earnings per share	€ 0.14	€ 0.12	+16.7%

	31.12.2004	30.09.2004	Change
Cash and cash equivalents	55,874	49,748	+12.3%
Net cash and cash equivalents	79,257	77,100	+2.8%
Trade accounts receivable[1]	34,537	34,806	-0.8%
Inventory	41,552	34,126	+21.8%
Days of Sales Outstanding (DSO)	50.2 days	53.3 days	-5.8%
Net working capital	29,013	29,937	-3.1%
Liabilities	105,427	78,260	+34.7%
Net debt	26,170	1,160	
Equity ratio	54.4%	61.1%	-6.7%-pts.

	3 Month Report 2004/2005	3 Month Report 2003/2004	Change
Cash flow from operating activities	6,555	5,006	+30.9%
Cashflow / sales	10.6%	8.6%	+2.0%-pts.
Cashflow per share	€ 0.23	€ 0.18	+27.8%

1 *Thereof from third parties: € 25.448 million (31 December 2004) and € 26.243 million (30 September 2004)*

Contents

Dear Shareholders,

Ladies and Gentlemen,

Carl Zeiss Meditec AG is holding consistently to its growth strategy. The first quarter in 2004/2005 was of significance for two reasons in this regard. On the one hand the solid basis we created for ourselves in the last financial year represents a good foundation for achieving organic growth. We have succeeded in significantly raising our Company's sales and earnings from the previous year, for instance. On the other hand, the acquisitions announced between October and December 2004 show that we are capable of taking advantage of external growth options rapidly and at any time. The precondition for such options, however, is that they make strategic and economic sense.

Let us take a closer look at the business development of Carl Zeiss Meditec in the first quarter of 2004/2005. Sales improved by 6.1% to € 61.9 million, up from € 58.4 million the previous year. Taking out currency fluctuations – the dollar's weakness in comparison to the euro continues to have a significant impact – sales would have increased 11.9% to € 65.3 million. The top sellers driving this growth were our innovative products such as the STRATUSoct™, the IOLMaster®, the Humphrey® Field Analyzer (HFA) and our modern laser therapy systems for the treatment of various serious eye disorders. The America and Asia regions once more made the highest contributions to growth. Sales rose by 7.8% (currency adjusted: +16.8%) and 31.0% (currency adjusted: +36.9%) respectively there in comparison to the previous year.

The earnings situation of our Company also improved significantly once again in the period under review. Thanks to a gross margin of 45.6%, up from 43.7% the previous year, we succeeded in more than compensating for the slight increase in functional costs, caused in part by the acquisitions. Earnings before interest and taxes (EBIT) rose by 10.9% from € 6.1 million in the first quarter of last year to € 6.8 million. Consolidated net income rose by 14.5% to € 4.0 million (previous year: € 3.5 million) The increased net income and the reduced net working capital resulted in a considerable improvement in operative cash flow. At € 6.6 million it was just under a third higher in Q1 2004/2005 than in the previous year (€ 5.0 million).

The Company's inherent potential for growth becomes apparent when we consider that all of the acquisitions carried out in the period under review could not make a significant impact on the group's financial situation or earnings to date as they are not yet consolidated.

After carefully carrying out extensive due diligence checks we took advantage of various external growth options in the first quarter of 2004/2005 to strengthen our organic growth and to further improve our already strong market position. With effect from 2 December 2004 we took over the American glaucoma specialist company Laser Diagnostic Technologies, Inc. Here we have made an important move towards significantly improving our market position in the expanding glaucoma diagnosis segment. This acquisition signifies a major expansion of our product range in this field, extending our market presence to include all the relevant target groups. Our decision to take over the surgery business from Carl Zeiss Japan on 1 November 2004 was largely in response to changed legal requirements. We thus further strengthened our business in the important Japanese market. At the same time, by taking this step we can increase our approvals activities and coordinate them better.





Management Board
of Carl Zeiss Meditec AG

From left to right:
Ulrich Krauss
Bernd Hirsch
James L. Taylor

As announced, we have implemented a further major element in our corporate strategy by signing the agreement to make us the majority shareholder in the French eye surgery specialist company IOLTECH S.A. We have now extended our business activities to include surgical procedures for eye disorders, especially cataracts. At the same time we are more than doubling the sales volume of the market we are servicing. Based on our existing product portfolio and with the help of the IOLTECH products our aim is to establish ourselves as providers of complete solutions in this field. IOLTECH S.A. officially joined the group on 1 February 2005 and will therefore not be included in the reporting entity until the next quarter.

We have also made progress with regard to our strategic capital market goal, i.e. our listing in the TecDAX index of the Deutsche Börse. In the current index from 31 January 2005 we have moved up in the "Market capitalisation of free float" and "Order book sales" criteria to 29th and 49th place respectively (previous year: 32nd and 65th).

We will continue to make every effort to ensure we reach our ambitious goals. Besides pressing ahead with moves to integrate the latest acquisitions our main focus here will remain the development and marketing of innovative products.

Jena, February 2005

Ulrich Krauss	**Bernd Hirsch**	**James L. Taylor**
President and CEO	*Member of the Management Bord*	*Member of the Management Bord*

Management report to the consolidated interim financial statements

Business performance

1. Executive summary

Despite ongoing unfavourable exchange rates between the US dollar and the euro, Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company", the "Group") saw its sales rise by 6.1% in the first quarter of 2004/2005 in comparison to the previous year. Sales amounted to € 61.9 million (previous year: € 58.4 million) in the reporting period. The consolidated net income rose disproportionately in comparison to this increase in sales. The income rose by 14.5% to € 4.0 million (previous year: € 3.5 million). The main reasons for this are the considerable increase of the consolidated gross margin and also a lower minority share.

The increased net income and ongoing resolute working capital management raised the operative cash flow by just under a third. It stood at € 6.6 million in the reporting period compared to € 5.0 million in the previous year. The cash flow per share rose accordingly from € 0.18 the previous year to € 0.23.

The take-over of the surgery business in Japan and the acquisition of the US glaucoma specialist Laser Diagnostic Technologies, Inc. ("LDT") are reinforcing the strategic position of Carl Zeiss Meditec. Neither measure, however, impacted significantly on earnings in Q1 2004/2005.[2]

2. Structure of the financial statements

With regard to the structure of the consolidated financial statements, it should be noted that the Company's reporting entity has now been extended to include two new acquisitions. With effect from 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec, Carl Zeiss Meditec Co., Ltd. took over the surgery business of Carl Zeiss Co., Ltd. Also, the US company Laser Diagnostic Technologies, Inc. was formally taken over on 2 December 2004. The activities of both companies are included accordingly in the consolidated financial statements of Carl Zeiss Meditec as of 1 November and 2 December 2004 respectively.

2 cf the sections "2. Structure of the financial statements", "8. Events of particular significance" and the notes to the consolidated interim financial statements under "Expansion of the reporting entity"

3. Sales trends

The weakness of the dollar in comparison to the euro also impacted on the conversion rate of the group sales figures in the first quarter of 2004/2005. Nevertheless, Carl Zeiss Meditec succeeded in generating 6.1% more sales than in the equivalent period the year before. Sales of € 61.9 million were posted in the period under review, up from € 58.4 million in the first quarter of the last financial year. Had exchange rates remained constant compared to the previous year, there would have been an even sharper rise in consolidated sales. These would have increased by 11.9% to € 65.3 million.

Consolidated sales in the diagnostic segment improved over the previous year by 7.5% to € 45.8 million (previous year: € 42.6 million). The top sellers were the products STRATUSOCT™, Humphrey® Field Analyzer (HFA) and IOLMaster®. The Company enjoyed great success with these, especially in the Americas and Asia/Pacific regions.

In the field of therapy systems (lasers), group sales of the VISULAS™ 532s (treatment of retinal disorders), the VISULAS™ 690s (PDT treatment of age-related retinal degeneration) and the VISULAS YAG IIplus/III (post treatment of cataract) remained strong, especially in Europe and the Asian/Pacific region. In the case of lasers for the correction of vision defects (MEL 80™), sales were down in the first quarter as a result of a reduced willingness to invest and the strong price competition. Sales of laser systems declined slightly in relation to the previous year by 3.8% to € 10.2 million (previous year: € 10.7 million).

Group sales of services, however, (installation, maintenance and repair) was 14.9% up on the previous year's figure of € 5.1 million, rising to € 5.9 million.

The following figure shows a breakdown of consolidated sales for the first quarter 2004/2005 by business segment.

Figure 1: Consolidated sales by business segment for the first 3 months in the financial years 2004/2005 and 2003/2004

(in € '000)


Sales by business segment
3 Month Report 2004/2005
3 Month Report 2003/2004
45,800
5,897
10,241
42,620
5,133
10,650
Diagnosis +7.5%
Service +14.9%
Laser -3.8%
Consolidated sales: 61,938
Consolidated sales: 58,403

Assuming constant exchange rates, the year-on-year increase in consolidated sales of diagnostic systems would have been even higher than reported, i.e. by 14.2% to € 48.7 million. Taking out currency effects, group sales of therapy systems (lasers) would have totalled € 10.4 million. This would have been 2.0% below the previous year's figure (€ 10.7 million). Adjusted to exclude currency fluctuations, Service sales would have increased by 21.4% to € 6.2 million in comparison to Q1 2003/2004.

Figure 2: Consolidated sales by business segment on the basis of constant exchange rates for the first 3 months in the financial years 2004/2005 and 2003/2004

(in € '000)


Sales by business segment on the basis of constant exchange rates
3 Month Report 2004/2005
3 Month Report 2003/2004
48,661
6,229
10,434
42,620
5,133
10,650
Diagnosis +14.2%
Service +21.4%
Laser -2.0%
Consolidated sales: 65,324
Consolidated sales: 58,403

At the group level, Carl Zeiss Meditec posted its highest Q1 2004/2005 sales growth in the Asia/Pacific region. Compared to the previous year (€ 10.2 million), consolidated sales improved by 31.0% to € 13.3 million. This represents a 21.5% share of the total sales of Carl Zeiss Meditec. The basis of this success was the excellent market position of Carl Zeiss Meditec in key markets in this region. Carl Zeiss Meditec is the only company to have obtained approval for an ophthalmic PDT laser in Japan. The VISULAS™ 690s laser is used together with the Novartis drug Visudyne® in the treatment of age-related macula degeneration (AMD). The increasing market awareness in this field is also having an increasingly positive impact on sales of other laser systems such as the VISULAS™ 532s. Taking out currency fluctuations, consolidated sales in this region would have been 36.9% higher at € 13.9 million compared to the previous year.

Making up 54.4% of consolidated sales (previous year 53.5%), the Americas region, which consists to a large extent of the USA, was the main focus of sales in this reporting period. Despite the ongoing weakness of the US dollar in comparison to the euro, Carl Zeiss Meditec took advantage of its good position amongst the competition to extend its sales and market share considerably. Consolidated sales in this region totalled € 33.7 million in Q1 2004/2005. This represents an increase of 7.8% over the previous year (€ 31.2 million). On the basis of constant exchange rates, sales would have stood at € 36.5 million in this region. This corresponds to an increase of 16.8% over the previous year.

In Europe (excluding Germany), group sales were 14.7% down on the previous year. Total sales in this region amounted to € 10.7 million (previous year: € 12.6 million). This represents a 17.4% share of consolidated sales (previous year: 21.6%) in this region. The main reasons here are seasonal fluctuations in certain countries and the tailing off of growth in the refractive laser business mentioned above. On the basis of constant exchange rates, the figures would have remained virtually unchanged: consolidated sales would have come in at € 10.8 million, 14.6% down on the previous year.

After a very strong fourth quarter in 2003/2004, sales dynamism in Germany has declined again and is once again reflecting the sluggish economic performance in the national market as a whole. However, at € 4.1 million, consolidated sales in this region were only € 0.3 million down in absolute terms on the same period the previous year (€ 4.4 million). Altogether, 6.7% (previous year: 7.5%) of consolidated sales came from Germany in the reporting period. Adjusted for currency fluctuations, sales in Germany were € 4.2 million, i.e. 5.1% , down on the previous year.

The following figure gives a breakdown of consolidated sales by region:

Figure 3: Consolidated sales by region for the first 3 months in the financial years 2004/2005 and 2003/2004

(in € '000)


Consolidated sales by region
3 Month Report 2004/2005
3 Month Report 2003/2004
13,346
33,697
10,747
4,148
10,187
31,247
12,595
4,374
Consolidated sales: 61,938
Consolidated sales: 58,403
Asia / Pacific (including Africa) +31.0%
Americas +7.8%
Europa (excl. Germany) -14.7%
Germany -5.2%

Consolidated sales by region on the basis of constant exchange rates would have been as follows.

Figure 4: Consolidated sales by region on the basis of constant exchange rates for the first 3 months in the financial years 2004/2005 and 2003/2004

(in € '000)


Consolidated sales by region on the basis of constant exchange rates
3 Month Report 2004/2005
3 Month Report 2003/2004
13,941
36,483
10,750
4,150
10,187
31,247
12,595
4,374
Consolidated sales: 65,324
Consolidated sales: 58,403
Asia / Pacific (including Africa) +36.9%
Americas +16.8%
Europa (excl. Germany) -14.6%
Germany -5.1%

4. Net worth

a) Statement of net worth

The movement of the principal balance sheet items is summarised in the following figure:



Structure of consolidated balance sheet
31.12.2004
30.09.2004
55,874
110,970
44,935
30,475
49,748
106,742
42,817
16,126
58,574
46,853
131,806
5,021
49,453
28,807
131,599
5,574
Cons. balance sheet total: 242.254
Cons. balance sheet total: 215,433
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Long-term assets (w/o goodwill)
Goodwill
Liabilities
Current liabilities
Long-term liabilities
Shareholders' equity
Minority interests

Figure 5:
Structure of consolidated balance sheet as of 31 December and 30 September 2004

(in € '000)

The main changes to selected balance sheet assets and liabilities are shown below.

Assets

The level of cash and cash equivalents on the balance sheet date was higher than that posted on 30 September 2004. It totalled € 55.9 million, i.e. 12.3% above the equivalent value on 30 September 2004 (€ 49.7 million). The main reason for this growth is the continued growth in operative cash flow. At the same time the acquisition of the US company Laser Diagnostic Technologies, Inc. was not paid for using the Company's available cash funds, but by means of a US$ loan to the value of US$ 26.0 million (cf. "Expansion of the Reporting Entity" in the notes to the consolidated interim financial statements). This loan is entered as a liability under "Long-term debt due to related parties" in the consolidated balance sheet.

The level of trade accounts receivable in the Group was 3.0% lower as of the balance sheet date of 31 December 2004. This means that the Company's resolute management of accounts receivable more than compensated for the increase in the level of receivables resulting from the acquisition of LDT in the USA. The corresponding item in the consolidated balance sheet at the end of the first quarter 2004/2005 was € 25.4 million (30 September 2004: € 26.2 million). The accounts receivable from related parties went down by 9.6% to € 32.5 million as of 31 December 2004 (30 September 2004: € 35.9 million). The reason for this is a decrease in credit at the group treasury[3] of Carl Zeiss AG.

The increase in inventories from € 34.1 million as of 30 September 2004 to € 41.6 million on 31 December 2004 is a result of the take-over of the surgery business in Japan and the acquisition of LDT. Inventories to the value of about € 6.6 million were purchased in both cases.

The purchase of the US company Laser Diagnostic Technologies, Inc. yielded goodwill totalling € 14.4 million. The corresponding item in the consolidated balance sheet was € 30.5 million (30 September 2004: € 16.1 million). US GAAP stipulates that the purchase price should be split up using so-called purchase price allocation, and accordingly intangible assets have been capitalised (cf. "Expansion of the reporting entity" in the notes to the consolidated interim financial statements).

3 The Company invests cash and cash equivalents which are not required for operating activities with the group treasury of Carl Zeiss AG at customary market conditions. These are entered in the balance sheet as "Accounts receivable from related parties". This consolidated balance sheet item also contains trade accounts receivable from Carl Zeiss AG sales companies which distribute the Company's products in countries where Carl Zeiss Meditec AG has no representation with its own group companies.

Liabilities

The increase in liabilities to related parties is due predominantly to the payment of the purchase price of the surgery business of Carl Zeiss Japan (cf. "Expansion of the reporting entity" in the notes to the consolidated interim financial statements).

The "Long-term debt due to related parties" liability item in the consolidated balance sheet stems from the acquisition of the American company Laser Diagnostic Technologies, Inc. The US$ loan mentioned above was taken out to finance this.

The "Treasury stock" item was lower by € 84,000 on 31 December 2004 than 30 September 2004 due to the issue of employee shares to Company employees. The Management Board of Carl Zeiss Meditec was authorised to do this by the general meeting on 19 March 2004.

b) Key data on net worth

The following table shows the changes of other important key data on net worth.

Key ratios	Definition	31.12.2004	30.09.2004	Change
Equity ratio	Equity capital / Balance-sheet total	54.4%	61.1%	-6.7%-pts.
Net Debt	Liabilities less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG	€ 26,170,000	€ 1,160,000	
Net financial debt	Interest-bearing liabilities less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG	€ (34,359,000)[4]	€ (48,827,000)[4]	-29.6%
Rate of inventory turnover	Cost of goods sold / Average on inventories	3.6	3.5	+2.9%
Days of Sales outstanding (DSO)	Trade accounts receivable / Consolidated sales x 360 days	50.2 days	53.3 days	-5.8%

Table 1:
Key net worth data as of 31 December 2004 and 30 September 2004

4 *Negative sign means credit*

5. Financial position

a) Statement of financial position

Figure 6: Summary of key ratios in the consolidated cash flow statement

(in € '000)



Summary of key ratios in the consolidated cash flow statement
5,006
6,555
(5,937)
(24,671)
1,234
26,019
(1,589)
6,126
3 Month Report 2004/2005
3 Month Report 2003/2004
Change in cash and cash equivalents
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

Cash flow from operating activities in the first quarter 2004/2005 stood at € 6.6 million (previous year: € 5.0 million), corresponding to an increase of 30.9% over the previous year. This figure rose, among other things, due to the growth in net income for the year and by cutting back trade accounts receivable. It was reduced mainly by the increase in the inventories. They increased in the American group company Carl Zeiss Meditec Inc. along with rising sales, and in the Japanese group company Carl Zeiss Meditec Co., Ltd. as it geared up for the typically strong-selling second quarter. Changes in inventories that are related to acquisitions have to be excluded when calculating the cash flow. The acquisition of LDT and the take-over of the surgery business in Japan therefore have no effect here.

The take-over of the surgery business in Japan and the LDT acquisition in the USA result in increased expenditures for investments. In the first quarter 2004/2005 they totalled at € -24.7 million (previous year: € -5.9 million). At € 0.4 million investments in fixed assets, however, were almost two thirds lower than in the previous year (€ 1.1 million).

In the reporting period the cash flow from financing activities amounted to € 26.0 million (previous year: € 1.2 million). Major influential factors here included the US$ loan to finance the acquisition of the US company Laser Diagnostics Technologies.

b) Key ratios relating to financial position

Table 2:
Key ratios of financial position as of 31 December 2004 and 30 September 2004

(in € '000)

Key ratios	Definition	31.12.2004	30.09.2004	Change
Cash and cash equivalents	Cash at bank and in hand	55,874	49,748	+12.3%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable from group treasury of the Carl Zeiss AG less accounts payable to group treasury of the Carl Zeiss AG	79,257	77,100	+2.8%
Net Working Capital	Current assets less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG less current liabilities	29,013	29,937	-3.1%
Working Capital	Current assets less current liabilities	108,270	107,037	+1.2%

Table 3:
Key ratios of financial position in the 3 month report 2004/2005 and 2003/2004

Key ratios	Definition	3 Month Report 2004/2005	3 Month Report 2003/2004	Change
Cash flow per share	Cash flow from operating activities Weighted average of shares outstanding	€ 0.23	€ 0.18	+27.8%
Capex ratio	Cash flow from investments in fixed assets Group sales	0.6%	1.9%	-1.3%-pts.

6. Earnings position

a) Statement of earnings

Table 4: Summary of key ratios in the consolidated income statement for the 3-month reports 2004/2005 and 2003/2004

(in € '000)

Key ratios	3 Month Report 2004/2005	3 Month Report 2003/2004	Change over previous year
Sales	61,938	58,403	+6.1%
Gross margin	45.6%	43.7%	+1.9%-pts.
Earnings before interest result and taxes (EBIT)	6,808	6,138	+10.9%
EBIT margin	11.0%	10.5%	+0.5%-pts.
Consolidated net income	4,015	3,507	+14.5%
Earnings per share (in €)	0.14	0.12	+16.7%

Compared to the previous year, Carl Zeiss Meditec increased its gross margin to 45.6% (previous year: 43.7%). This is due principally to the fact that innovative products continue to constitute a large part of group sales. The Company managed in this way to overcompensate for the slight increase in functional costs, caused in part by the acquisitions.

Compared to the previous year, marketing and selling expenses increased by 8.8% from € 11.2 to € 12.1 million. The main factors here are expenditures linked to increased US sales and costs resulting, among other things, from the increase number of sales employees following the LDT acquisition in the USA. Added to this is the expansion of sales capacity in Japan resulting from the take-over of the surgery business. The marketing and selling cost ratio increased from 19.1% of consolidated sales to 19.6% in the period under review.

General and administrative costs came in slightly higher than in the first quarter of the previous year. They rose by 10.1% to € 3.0 million (previous year: € 2.7 million). This is attributable, among other things, to costs arising from the Company's acquisitions.

In the reporting period, expenditure on research and development rose by 14.3% to € 6.5 million (previous year: € 5.7 million). This is mainly due to the expanding capacity in this area, including the LDT acquisition in the USA, and costs associated with the approval of the MEL 80™ refractive laser in the USA shown under this item.

Despite upfront expenditure associated with the recent additions to the group, earnings before interest result and tax (EBIT) improved by 10.9% to € 6.8 million (previous year: € 6.1 million). The EBIT margin increased by 0.5 percentage points to 11.0% (previous year: 10.5%).

As a consequence of the Company's sound liquidity situation, interest expenses in the reporting period were reduced by a full 59.2% compared to the previous year. They totalled € 0.1 million (previous year: € 0.3 million). The interest expenditure stems from long-term loans to finance the company buildings in Jena (Germany) and Dublin (USA).

The tax ratio amounted to 38.3% in the first quarter 2004/2005 (previous year: 36.9%).

In the first three months of the current financial year 2004/2005 Carl Zeiss Meditec generated net income of € 4.0 million (previous year: € 3.5 million). This represents an increase of 14.5%. The income per share rose accordingly from € 0.12 the previous year to € 0.14.

b) Key ratios relating to earnings position

The key ratios relating to the earnings position confirm the successful development of business for Carl Zeiss Meditec. Above all the growth in the return on equity shows that the deployment of the necessary resources for the business operation has been further optimised. The reduction of the return on assets is largely attributable to the increase in "Goodwill" in the consolidated balance sheet whithout the acquisitions showing their full impact in the company's statement of income. Figure 7 shows the development of key ratios in a year-on-year comparison.


Key ratios of financial position
6.0%
6.5%
11.5%
12.2%
7.0%
6.6%
Return on sales
Return on equity
Return on Assets (RoA)
3 Month Report 2004/2005
3 Month Report 2003/2004

Figure 7:
Key ratios of financial position in the 3-month report 2004/2005 and 2003/2004

7. Research and development

In the first three months of the financial year 2004/2005 Carl Zeiss Meditec spent € 6.5 million on research and development (R&D) (previous year: € 5.7 million). In the reporting period a total of € 0.3 million was granted in subsidies (previous year: € 0.3 million). Relative to the consolidated sales the R&D ratio increased in the period under review from 9.8% in the previous year to 10.5%. The main reason for this was the increase in R&D staffing capacities arising e.g. from the LDT acquisition in the USA. Added to this are approval-related costs, especially for the MEL 80™ in the USA.

As of 31 December 2004 179 staff within the group were employed in R&D; this corresponds to 20.0% of the total workforce.

The main area of research and development activity remains developing products which raise doctors' efficiency when treating patients in their daily routine, and which help them obtain better diagnosis and treatment results. Carl Zeiss Meditec believes that such systems will attain even greater significance in the future. Accordingly, the key R&D projects focus on developing new products for new applications or extending the scope or functions of products which are already on the market. Progressive software upgrades are therefore laying the foundations for full interconnection possibilities between Carl Zeiss Meditec products in the future. And work is also continuing on increasing the performance of the IOLMaster® in the field of cataract surgery and extending it to include refractive surgery.

The work on products which are to be launched during the current financial year also continued in the first quarter as planned and was even intensified in some cases. Examples here include a new retina camera and a diagnosis system which is based on the STRATUSOCT™ technology and will enable examination of the anterior section of the eye which was impossible up to now.

Carl Zeiss Meditec is also playing a major role in a series of inter-company research projects and joint ventures. One important project with interesting potential, for example, is concerned with the development of a new process for correcting vision defects with the help of ultra-short pulsed lasers. The relevant animal-based tests have recently been successfully completed. The next stage involves preparing and carrying out clinical studies.

8. Events of particular significance

a) Take-over of the surgical device business in Japan

On 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec, Carl Zeiss Meditec Co., Ltd., took over with immediate effect the surgery business of Carl Zeiss Co., Ltd.

This unit of Carl Zeiss Co., Ltd. sells surgical microscopes for ophthalmology, neurosurgery and for ear, nose and throat surgery, and achieves annual sales of approx. € 25 million.

This move allows additional investments to be avoided in various non-productive areas such as administration and sales administration, and considerable synergy effects to be realised in Services. Moreover, the Company can now reinforce and better coordinate its approvals activities.

b) Acquisition of Laser Diagnostic Technologies, Inc.

With effect from 2 December 2004 Carl Zeiss Meditec, Inc. acquired 100% of the shares in the US company Laser Diagnostics Technologies, Inc. (LDT). With its main product GDx VCC for the examination of the ocular nerve LDT has set a new standard in glaucoma detection for management of this ailment.

This acquisition is a major plank in Carl Zeiss Meditec's strategy to improve its market position in the growth glaucoma diagnosis market. Accordingly the product range is to be considerably expanded and its presence extended to include all relevant target groups. LDT's product, the GDx VCC gives Carl Zeiss Meditec access to a customer group which, with its existing product portfolio, was previously closed to it. These are mainly doctors and optometrists who do not need the full range of examination possibilities as offered by the Carl Zeiss Meditec STRATUSOCT™ system. The GDx VCC is specifically designed for the early recognition, diagnosis and disease management of glaucoma, meaning that it perfectly complements the market presence of Carl Zeiss Meditec's STRATUSOCT™.

9. Events after the balance sheet date

With effect from 1 February 2005, Carl Zeiss Meditec AG acquired roughly 63 percent of the shares of the French eye surgery specialists IOLTech S.A. The statement of intent was issued on 17 December 2004. The company, which is listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL). In the previous financial year, the company posted sales of € 44.7 million. The purchase price offered to the majority shareholder is based on a value of € 110 million for 100% of the IOLTECH shares, equivalent to approx. € 91.80 per IOLTECH share. 80% of the purchase price for the share package was paid in cash and 20% through the issue of new Carl Zeiss Meditec shares.

IOLTech S.A. has a complementary and competitive product portfolio for implants (intraocular lenses, IOL) and related consumables and a strong market position in Europe, meaning that a merger with Carl Zeiss Meditec AG would benefit both parties considerably. By extending its product portfolio to include cataract surgery, Carl Zeiss Meditec now covers the entire spectrum – ranging from diagnosis and treatment through to post-treatment for this disease. At the same time the combination of the existing pools of technological expertise of the two companies will enable potential to be exploited for the development of innovative products. Both companies have an efficient sales organisation which will profit from integration in future. In this way the global presence of IOLTECH products can be selectively expanded. Overall, becoming the majority shareholder in IOLTECH represents a major step towards implementing the Company's strategy. It can now service a market segment which is twice as large.

10. Orders on hand

As of 31 December 2004 the Group's orders on hand totalled € 15.4 million (previous year: € 15.3 million). Fig. 8 shows the distribution of orders on hand for the individual group companies on the balance sheet date.

Figure 8: Orders on hand by group company (31 December 2004)


Orders on hand by group company
16.2%
<1%
45.5%
38.1%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany
Carl Zeiss Meditec AG, Jena, Germany
Carl Zeiss Meditec, Inc., Dublin, USA
Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

11. Personnel

As of 31 December 2004 the Carl Zeiss Meditec Group employed a workforce of 897 (previous year: 800). In addition there were 22 trainees in Germany. Partially retired employees in Germany were not included in this figure.

The increase in the number of employees mainly results from the take-over of Laser Diagnostic Technologies, Inc. as of 02 December 2004 (cf. also Section "8. Events of particular significance").

12. Outlook

Carl Zeiss Meditec fulfilled important internal prerequisites for achieving its ambitious growth targets. These include optimising its net worth, financial situation and earnings and continually improving its internal processes while launching a whole range of new products. Further external growth options were also realised in the first quarter of the current financial year. This means that Carl Zeiss Meditec has once again taken a further step towards doubling its sales from the 2002/2003 financial year by 2007/2008, and significantly raising its profitability.

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the Management or Supervisory Board of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (31.12.2004)
Management Board		
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	500
James L. Taylor	Shares	0
Supervisory Board		
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	1,094
Dr Markus Guthoff	Shares	2,100
Dr Manfred Fritsch	Shares	450
Franz-Jörg Stündel	Shares	488
Wilhelm Burmeister	Shares	100
Company		
Carl Zeiss Meditec AG	Shares	12,500

Directors' Dealings – securities transactions subject to reporting requirements made by members of the executive bodies of Carl Zeiss Meditec AG in the first quarter 2004/2005

In the first quarter of the financial year 2004/2005 no securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG) were made by members of either the managing or supervisory board or their relatives.

The appropriate details of these securities transactions were immediately made publicly accessible following their notification on the Company's Website at www.meditec.zeiss.com/ir and submitted to the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin, Federal Supervisory Office for Financial Services).

Shareholder Structure

On taking over 62.7% of the French company IOLTECH S.A., Carl Zeiss Meditec AG raised its share capital by roughly € 1.3 million (i.e. 4.5%) in the form of non-cash contributions on 1 February 2005. The sale and purchase agreement detailing the acquisition of this share package states that 80% of the purchase price is to be paid in cash with the remaining 20% coming from the issue of new Carl Zeiss Meditec shares.

The proportion of the newly issued shares for the IOLTECH majority shareholder is less than 5% of the Company's share capital. They are therefore to be entered under the free float. The implementation of the capital increase was entered on the commercial register at Gera Local Court on 02 February 2005.

The shareholder structure of the Company is shown in the following graphic.

Shareholder structure of Carl Zeiss Meditec AG (as of 2 February 2005)

Shareholder structure of Carl Zeiss Meditec AG


69.0%
<0.1%
<0.1%
31.0%
Carl Zeiss Group
Free float
Carl Zeiss Meditec AG
Management and Supervisory Board of Carl Zeiss Meditec AG
Share capital (€ 29,682,182, divided into 29,682,182 no-par-value shares)

Consolidated statement of income (US GAAP)

€ '000	3 Month Report 2004/2005		3 Month Report 2003/2004	
	1.10.2004 - 31.12.2004		1.10.2003 - 31.12.2003	
Sales		61,938		58,403
Costs of goods sold		(33,691)		(32,865)
Gross profit		28,247		25,538
Selling and marketing expenses		(12,137)		(11,153)
General and administrative expenses		(2,959)		(2,688)
Research and development expenses	(6,773)		(6,025)	
minus government grants received	260	(6,513)	325	(5,700)
Other operating income / (expense), net		63		102
Foreign currency gains / (losses)		107		39
Earnings before interest result and taxes		6,808		6,138
Interest income / (expense), net		(127)		(311)
Income before income taxes		6,681		5,827
Income tax expense		(2,562)		(2,150)
Minority interests		(104)		(170)
Net income		4,015		3,507
Earnings per share, basic (€)		0.14		0.12
Earnings per share, diluted (€)		0.14		0.12
Average number of shares outstanding				
Basic		28,397,828		28,402,377
Diluted		28,397,828		28,402,377

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated balance sheet (US GAAP)

€'000	31.12.2004	30.09.2004
Assets		
Current assets:		
Cash	55,874	49,748
Trade accounts receivable, net of allowances of € 12.971m (prev. year: € 12.032m)	25,448	26,243
Accounts receivable from related parties	32,472	35,915
Inventories	41,552	34,126
Prepaid expenses	1,421	1,831
Deferred income taxes	8,541	7,419
Other assets	1,536	1,208
Total current assets	166,844	156,490
Property, plant, and equipment, net	22,189	24,070
Goodwill	30,475	16,126
Other intangible assets, net	9,019	5,383
Other long-term accounts receivable, net of allowances of € 0.005m (prev. year: € 0.012m)	163	393
Loans	2,466	2,871
Deferred income taxes	11,069	10,068
Other long-term assets	29	32
Total assets	242,254	215,433

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

€'000	31.12.2004	30.09.2004
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	211	198
Current portion of capital lease obligations	604	656
Trade accounts payable	10,925	10,592
Accounts payable to related parties	10,851	5,072
Income taxes payable	3,038	2,779
Deferred income	5,020	4,670
Deferred income taxes	251	108
Accrued expenses	26,033	23,431
Other current liabilities	1,641	1,947
Total current liabilities	58,574	49,453
Long-term debt, net of current portion	4,583	4,644
Long-term debt from related parties	19,060	-
Capital lease obligations, less current portion	20,440	22,775
Long-term deferred income	590	682
Deferred income taxes	2,044	563
Other liabilities	136	143
Total liabilities	105,427	78,260
Minority interests	5,021	5,574
Shareholders' equity:		
28,416,629 ordinary shares with an imputed nominal value of € 1.00	28,417	28,417
Additional paid-in capital	89,433	89,433
Retained earnings	28,014	24,642
Accumulated other comprehensive loss	(13,964)	(10,715)
Treasury stock	(94)	(178)
Total shareholders' equity	131,806	131,599
Total liabilities and shareholders' equity	242,254	215,433

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated cash flow statement (US GAAP)

€ '000	3 Month Report 2004/2005	3 Month Report 2003/2004
	1.10.2004 - 31.12.2004	1.10.2003 - 31.12.2003
Cash flow from operating activities:		
Net income	4,015	3,507
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:		
Minority interest	104	170
Depreciation and amortisation	1,450	1,266
Loss on disposal of fixed assets	1	8
Deferred taxes	185	347
Change in working capital:		
Trade accounts receivable	3,343	2,799
Inventories	(2,353)	2,882
Prepaid expenses and other current assets	29	649
Trade accounts receivable	(958)	(3,666)
Accrued tax expenses	502	(3,465)
Other accrued expenses and liabilities	292	291
Deferred income	(55)	218
Total adjustments	2,540	1,499
Net cash provided by operating activities	6,555	5,006
Cash flow from investing activities:		
Change of restricted cash	-	836
Purchase of fixed assets	(399)	(1,097)
Purchase of intangible assets	(11)	-
Repayments of loans	250	-
Acquisition of the surgical business in Japan	(3,579)	-
Acquisition of consolidated companies, net of funds received (Carl Zeiss Meditec Systems GmbH: € 5.676m, LDT: € 20.932m)	(20,932)	(5,676)
Net cash (used in) investing activities	(24,671)	(5,937)
Cash flow from financing activities:		
Repayments of short-term debt	-	(1,278)
Repayments of long-term debt	(48)	(46)
Inpayments from taking up short-term loans from related parties	3,212	3,065
Inpayments from taking up long-term loans from related parties	20,080	-
Increase in liabilities from Treasury	2,848	(415)
Repayments under capital lease contracts	(157)	(92)
Issurance of treasury stock	84	-
Net cash provided by financing activities	26,019	1,234
Effect of exchange rate changes on liquid assets	(1,777)	(1,892)
Net increase / (decrease) in cash	6,126	(1,589)
Cash, beginning of the reporting period	49,748	45,015
Cash, end of the reporting period	55,874	43,426
Supplemental disclosures concerning the cash flow:		
Interest paid	511	553
Income taxes paid	1,614	5,370

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders equity
As per 30.09.2003	28,417	89,433	12,032	(8,374)	(108)	121,400
Net income	-	-	12,610	-	-	12,610
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(270)	-	(270)
Other comprehensive loss (due to currency conversions)	-	-	-	(2,071)	-	(2,071)
Accumulated comprehensive income	-	-	-	-	-	10,269
Purchase of treasury stock	-	-	-	-	(70)	(70)
As per 30.09.2004	28,417	89,433	24,642	(10,715)	(178)	131,599
Net income	-	-	4,015	-	-	4,015
Other comprehensive loss (due to adjustments of accruals for pensions nach Steuern)	-	-	-	(17)	-	(17)
Other comprehensive loss (due to currency conversions)	-	-	-	(3,232)	-	(3,232)
Accumulated comprehensive income	-	-	-	-	-	766
Purchase of surgical business in Japan (Transaction Under Common Control)	-	-	(643)	-	-	(643)
Issuance of treasury stock	-	-	-	-	84	84
As per 31.12.2004	28,417	89,433	28,014	(13,964)	(94)	131,806

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the period ending 31 December 2004 were prepared in compliance with the US *Generally Accepted Accounting Principles* ("US-GAAP").

The accounting and valuation methods were applied in accordance with the last consolidated financial statement and that of the corresponding period for the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

These interim financial statements include all necessary accrued expenses and deferred revenue and, in the Management's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals are in line with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2004 that are included in the 2003/2004 Annual Report of Carl Zeiss Meditec AG.

Recent pronouncements on accounting principles

The FASB published the revised version of its Statement SFAS 123 "*Accounting for Stock-Based Compensation*" in December 2004. SFAS 123 (*revised* 2004) requires employee remuneration costs in the form of equity-based instruments such as stock options to be valued at market value on the day of issue, and the costs for the remuneration to be recognised throughout the period of employment for this employee in the income statement. SFAS 124 (*revised* 2004) excludes the option for recognition for shares issued to employees in accordance with APB 25. SFAS 124 should be applied by the Company from Q4 of the current financial year 2004/2005. It is not expected that the application of SFAS 123 (*revised* 2004) will have any material effect on the net worth, financial situation and earnings of the Company, especially given that the stock options currently issued to employees will probably lapse entirely in the second quarter of this financial year as a result of the high exercise hurdle.

Expansion of the reporting entity

Surgery business in Japan

On 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec AG, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, took over with immediate effect the surgery business of Carl Zeiss Co., Ltd., which is also domiciled in Tokyo, Japan. This unit sells surgical microscopes for ophthalmology, neurosurgery and for ear, nose and throat surgery, and achieves annual sales of approx. € 25 million.

This is a transaction under common control, as all companies are controlled by Carl Zeiss AG. Goodwill is not created by this transaction. The transaction was accounted for at historical cost. US GAAP requires that the residual amount of € 1.258 million paid in excess of the respective book values of the acquired assets and liabilities be offset against equity.

The following is a summary of the assets acquired in the course of the acquisition of the surgery business.

€ '000	
Total purchase price	6,841
Book value of the acquired assets, in particular inventories	(5,583)
Amount payable exceeding book value (goodwill)	1,258
Offsetting against minority share (49%)	(615)
Offsetting against consolidated retained earnings (51%)	(643)
	0

€ 3.579 million of the total purchase price had already been paid as of 31 December 2004. The remainder is to be paid during the course of the current financial year.

Laser Diagnostics Technologies, Inc., San Diego, USA

With effect from 2 December 2004 Carl Zeiss Meditec, Inc. acquired 100% of the shares in the US company Laser Diagnostics Technologies, Inc. (LDT) based in San Diego, California. With its main product GDx VCC for the examination of the ocular nerve LDT has set a new standard in glaucoma detection for management of this ailment.

This acquisition is an important part of the Company's strategy in the field of glaucoma diagnosis; Carl Zeiss Meditec aims to greatly expand the range of products it offers to ophthalmologists in this field. LDT's product, GDx VCC, gives Carl Zeiss Meditec access to a customer group in the glaucoma diagnosis market segment which was previously closed to it. These are mainly doctors and optometrists who do not need the full range of examination possibilities as offered by the Carl Zeiss Meditec STRATUSoct™ system. The GDx VCC is specifically designed for the early recognition, diagnosis and disease management of glaucoma, meaning that it complements the market presence of Carl Zeiss Meditec's STRATUSoct™. The STRATUSoct™ is a retina imaging system with a wide spectrum of application possibilities. These include not only the early detection of glaucoma, but also its use in the diagnosis of other severe eye ailments such as age-related macular degeneration (AMD), diabetic retinopathy, as well as in examinations before and after the treatment of cataracts.

Activities of the acquired company are reflected in the consolidated financial statements from 2 December 2004, the day of acquisition.

The acquisition costs amounted to US$ 26.5 million (€ 19.923 million). Direct incidental acquisition costs amounted to US-$ 2.295 million (€ 1.725 million).

The fixing and allocation of the purchase price are based on the preliminary estimates and as yet not completely audited balance sheet figures of LDT and are therefore subject to change until the final evaluation and examination by the Management Board of the Company of the fair value of the net assets acquired, the debts assumed and provisions.

The following table shows a breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (*Purchase Price Allocation/PPA*) in conformance with SFAS No. 141.

	US$ '000	€ '000
Acquired current assets	10,520	7,909
Acquired property, plant and equipment	167	126
Purchase Price Allocation:		
Patents	1,921	1,444
Trademarks	3,667	2,757
Goodwill	19,665	14,784
Acquired other non-current assets	2,663	2,002
Total acquired assets and *purchase price allocation*	38,603	29,022
Acquired current liabilities	7,751	5,827
Acquired other non-current liabilities	2,057	1,547
Total acquisition costs	28,795	21,648

Non-tax deductible, intangible assets (patents, trademarks) identified within the scope of purchase price allocation are written off over an average term of eight or fifteen calendar years.

The acquisition resulted in a non-tax deductible goodwill valued at US$ 19.665 million (€ 14.784 million). In accordance with SFAS No. 141, scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26.0 million (€ 19.546 million) from Carl Zeiss Financial Services GmbH, Oberkochen.

Assuming that both acquisitions had already been completed by 1 October 2003, the 2004/2005 and 2003/2004 financial years would have had the following pro forma values.

€ '000	Pro forma values	
	3 months FY 2004/2005	3 months FY 2003/2004
Sales	66,918	68,365
Earnings before interest result and taxes	6,319	5,567
Net income	3,706	2,810
Earnings per share (in €)	0.13	0.10

These pro forma numbers are given merely for the purposes of comparison and contain certain adjustments, such as additional depreciation expenditure on the acquired intangible assets and interest expenses from the loan to finance the acquisition and corresponding deferred taxes. These pro forma figures serve as a comparison and are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. Nor do the figures necessarily reflect future development.

2. Comments on the consolidated income statement

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses APB No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in SFAS No. 123 for the calculation of the remuneration expenses been applied, the consolidated net income for the year and the earnings per share would have been as follows:

€ '000	1st Quarter FY 2004/2005	1st Quarter FY 2003/2004
Consolidated net income as posted	4,015	3,507
Stock options expenses acc. to FAS 132	(1)	(27)
Tax gain	0	10
Stock options expenses (after tax) according to SFAS No. 123	(1)	(17)
Pro forma consolidated net income	4,014	3,490
Earnings per share (in €):		
as posted	0.14	0.12
pro forma	0.14	0.12
Earnings per share allowing for the dilution effect (in €):		
as posted	0.14	0.12
pro forma	0.14	0.12

Profit/loss per share

The basic earnings/(loss) per share were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of diluting securities.

The share options issued to employees in the past did not generate any dilution effects either in the quarter or in the comparative period.

Business relationships to related parties

Sales amounting to € 14.814 million (previous year: € 14.038 million) resulted from the relations with related parties in the reporting period 2004. The designation "related parties" comprises the Carl Zeiss AG, Carl Zeiss Jena and their affiliated companies.

3. Comments on the consolidated balance sheet

Warranties

The Company furnishes the buyer with a warranty for sold products for the contractually agreed period of 15 months. Provisions are formed for this purpose on the basis of the average values of guarantee claims made in the past.

The following table shows the change in guarantee provisions from 01 October 2004 to 31 December 2004:

€ '000	
As of 1.10.2004	4,642
Appropriation	1,259
Appropriation from acquisition	142
Reversal of excess reserves	0
Utilisation	(1,038)
Currency effects	(201)
As of 31.12.2004	4,804

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method in conformance with SFAS No. 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2004 to 31 December 2004 and 1 October 2003 to 31 December 2003 was as follows:

€ '000	1st Quarter FY 2004/2005	1st Quarter FY 2003/2004
Service cost	51	25
Interest expenses for projected benefit obligations	21	14
Amortisation of actuarial profits/losses	8	3
Pension expenditure	80	42

4. Segment reporting

As of the balance sheet date, segment reporting was as follows:

€ '000	1st Quarter 2004/2005	1st Quarter 2003/2004
Sales revenue		
Germany	29,288	27,678
USA	39,614	35,339
Japan	7,024	5,179
Rest of Europe	0	0
Eliminations	(13,988)	(9,793)
Consolidated	61,938	58,403

€ '000	1st Quarter 2004/2005	1st Quarter 2003/2004
Earnings before interest and taxes		
Germany	1,996	1,434
USA	4,774	4,380
Japan	363	449
Rest of Europe	(12)	(94)
Eliminations	(313)	(31)
Consolidated	6,808	6,138

Sales revenue and operating income/loss is allocated according to the geographic region of the group company that generates the revenue or the operating income/loss.

5. Events after the balance sheet date

With effect from 1 February 2005, Carl Zeiss Meditec AG acquired roughly 63 percent of the shares of the French eye surgery specialists IOLTECH S.A. The statement of intent was issued on 17 December 2004. The company, which is listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL). In the previous financial year, the company posted sales of € 44.7 million. The purchase price which is being offered to the majority shareholder, assesses 100 percent of the IOLTECH shares at € 110 million, or € 91.80 per IOLTECH share, corresponding to a premium of 15.6 percent on the average weighted share price of IOLTECH in the last three months before the announcement of the acquisition plans on 17 December 2004. Carl Zeiss Meditec has paid 80% of the acquisition price in cash and 20% by issuing new shares of Carl Zeiss Meditec AG.

IOLTECH S.A. has a complementary and competitive product portfolio for implants (intraocular lenses, IOL) and related consumables and a strong market position in Europe, meaning that a merger with Carl Zeiss Meditec AG would benefit both parties considerably. By extending its product portfolio to include cataract surgery, Carl Zeiss Meditec now covers the entire spectrum - ranging from diagnosis and treatment through to post-treatment for this disease. At the same time the combination of the existing pools of technological expertise of the two companies will enable potential to be exploited for the development of innovative products. Both companies have an efficient sales organisation which will profit from integration in future. In this way the global presence of IOLTECH products can be selectively expanded. Overall, becoming the majority shareholder in IOLTECH represents a major step towards implementing the Company's strategy. It can now service a market segment which is twice as large.

Financial calendar and contact

Financial calendar

Date	Financial year 2004/2005
12.05.2005	6 Month Report
13.05.2005	General Meeting
24.05.2005	Analysts' Conference Frankfurt am Main
12.08.2005	9 Month Report
12.08.2005	Telephone Conference
15.12.2005	Annual Financial Statements 2004/2005
15.12.2005	Analysts' Conference Frankfurt am Main

The 3-Month Report 2004/2005 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures of this report are available for downloading from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Tel.: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Editor:
Jens Brajer

Concept and design:
PROFIL PR und Werbeagentur GmbH,
Erfurt, Germany
www.profilpr.de

Printed in Germany 02/2005.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com